Exhibit 99.3

Adrienne Ross, Ph.D., P.Geo., P. Geol.

AMC Mining Consultants (Canada) Ltd.

Suite 202, 200 Granville Street

Vancouver, BC

Canada V6C 1S4

CONSENT of QUALIFIED PERSON

I, Adrienne Ross, Ph.D., P.Geo., P.Geol., consent to the public filing of the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in the 7 November 2017 news release of MAG Silver Corp.

I certify that I have read the MAG Silver Corp. news release of 7 November 2017 being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 18 December 2017

(original signed by) Adrienne Ross, Ph.D., P.Geo., P.Geol.

________________________

Adrienne Ross, Ph.D., P.Geo., P.Geol.

Geology Manager and Principal Geologist

Gary Methven, P.Eng.

AMC Mining Consultants (Canada) Ltd.

Suite 202, 200 Granville Street

Vancouver, BC

Canada V6C 1S4

CONSENT of QUALIFIED PERSON

I, Gary Methven, P.Eng., consent to the public filing of the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in the 7 November 2017 news release of MAG Silver Corp.

I certify that I have read the MAG Silver Corp. news release of 7 November 2017 being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 18 December 2017

(original signed by) Gary Methven, P.Eng.

________________________

Gary Methven, P.Eng.

Underground Manager and Principal Mining Engineer

Harald Muller, FAusIMM

AMC Consultants Pty Ltd

Level 21, 179 Turbot Street

Brisbane Qld

4000 Australia

CONSENT of QUALIFIED PERSON

I, Harald Muller, FAusIMM, consent to the public filing of the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in the 7 November 2017 news release of MAG Silver Corp.

I certify that I have read the MAG Silver Corp. news release of 7 November 2017 being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 18 December 2017

(original signed by) Harald Muller, FAusIMM

________________________

Harald Muller, FAusIMM

Principal Consultant

Carl Kottmeier, P.Eng.

AMC Mining Consultants (Canada) Ltd.

Suite 202, 200 Granville Street

Vancouver, BC

Canada V6C 1S4

CONSENT of QUALIFIED PERSON

I, Carl Kottmeier, P.Eng., consent to the public filing of the technical report titled “Juanicipio NI 43-101 Technical Report” in Zacatecas State, Mexico with an effective date of 21 October 2017 (the “Technical Report”) by MAG Silver Corp.

I also consent to any extracts from or a summary of the Technical Report in the 7 November 2017 news release of MAG Silver Corp.

I certify that I have read the MAG Silver Corp. news release of 7 November 2017 being filed by MAG Silver Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 18 December 2017

(original signed by) Carl Kottmeier, P.Eng.

________________________

Carl Kottmeier, P.Eng.

Principal Mining Engineer